UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

CompuCredit Holdings Corporation
(Name of Subject Company (Issuer))

CompuCredit Holdings Corporation
(Name of Filing Person (Issuer))

3.625% Convertible Senior Notes due 2025
5.875% Convertible Senior Notes due 2035
(Title of Class of Securities)

20478N AA 8
20478N AB 6
20478N AC 4
20478N AD 2
(CUSIP Number of Class of Securities)

J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway
Suite 400
Atlanta, Georgia 30328
(770) 828-2000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy  to:

W. Brinkley Dickerson, Jr.
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308
(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$80,000,000	$5,704

(*)Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of $160.0 million in aggregate principal amount outstanding of 3.625% Convertible Senior Notes due 2025 (the “2025 Notes”), plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment, at the maximum tender offer price of $500 per $1,000 principal amount of the 2025 Notes.

(**)The amount of the filing fee, $71.30 for each $1,000,000 of value of the 2025 Notes was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $5,704	Filing party: CompuCredit Holdings Corporation
Form or Registration No.: Schedule TO	Date filed: January28, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed by CompuCredit Holdings Corporation, a Georgia corporation (“CompuCredit” or the “Company”), with the Securities and Exchange Commission on January 28, 2010 (as amended or supplemented, the “Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed by the Company on January 29, 2010, by Amendment No. 2 to Schedule TO filed by the Company on February 12, 2010 and by Amendment No. 3 to Schedule TO filed by the Company on February 26, 2010, relating to offers by the Company to purchase for cash up to $160.0 million aggregate principal amount of the Company’s 3.625% Convertible Senior Notes due 2025 (the “2025 Notes”) validly tendered and accepted, and the Company’s 5.875% Convertible Senior Notes due 2035 (the “2035 Notes” and, together with the 2025 Notes, the “Notes”) in an aggregate principal amount up to the amount of the Tender Cap remaining (if any)  for the purchase of the 2035 Notes following the purchase of the 2025 Notes validly tendered and accepted. The Offers are made upon the terms and subject to the conditions contained in the Offer to Purchase, dated January 28, 2010 (as amended or supplemented, the “Offer to Purchase”), a copy of which has been previously filed and the related Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”), a form of which has been previously filed. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

This Amendment No. 4 to the Schedule TO reports the results of the Offers. This Amendment No. 4 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Item 4.  Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offers expired at 11:59 p.m., New York City time, on March 4, 2010. Based on the count by the Depositary, $24,717,000 aggregate principal amount of the 2025 Notes and $15,554,000 aggregate principal amount of the 2035 Notes were validly tendered and not withdrawn in the Offers. In accordance with the terms and conditions of the Offers and based on the count by the Depositary, CompuCredit has accepted for payment $24,717,000 aggregate principal amount of the 2025 Notes at a purchase price of $500 per $1,000 principal amount of such Notes, for a total cost of $12,358,500 for such Notes and has accepted for payment $15,554,000 aggregate principal amount of the 2035 Notes at a purchase price of $350 per $1,000 principal amount of such Notes, for a total cost of $5,443,900 for such Notes, in each case, excluding accrued interest and fees and other expenses in connection with the Offers, for an aggregate total cost of $17,802,400 (excluding accrued interest and fees and other expenses in connection with the Offers). The aggregate principal amount of 2025 Notes and 2035 Notes that CompuCredit will purchase represents approximately 10.72% and 9.97%, respectively, of the currently outstanding principal amount of such Notes. On March 5, 2010, the Company issued a press release announcing the results of the Offers. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

Exhibit No.	Description
(a)(5)(iii)	Press Release, dated March 5, 2010.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUCREDIT HOLDINGS CORPORATION

	By:	/s/ J.Paul Whitehead, III
Name: J.Paul Whitehead, III
Title: Chief Financial Officer

Dated: March 5, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(iii)	Press Release, dated March 5, 2010.